UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Reborn Coffee, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

75618M 107

(Cusip Number)

c/o Reborn Coffee, Inc.,

580 N. Berry Street,

Brea CA 92821

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 11, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 75618M 107

1	Name of Reporting Person: I.R.S. Identification Nos. of Above Person (entities only): Farooq M. Arjomand
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only:
4	Source of Funds (See Instruction): PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization: United Arab Emirates
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 3,648,631
	8	Shared Voting Power: --
	9	Sole Dispositive Power: 3,648,631
	10	Shared Dispositive Power: --
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,648,631
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): 27.9%[1]
14	Type of Reporting Person (See Instructions): IN

[1]	Based on 12,919,945 shares of common stock outstanding as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(8) on August 16, 2022.

SCHEDULE 13D

Item 1. Security and Issuer.

The title of the class of equity securities to which this Schedule 13D relates is common stock, par value $0.0001 (“Common Stock”) of Reborn Coffee, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 580 N. Berry Street, Brea CA 92821.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by Farooq. M. Arjomand (the “Reporting Person”).

(b)	The principal business address for the Reporting Person is c/o Reborn Coffee, Inc., 580 N. Berry Street, Brea CA 92821.

(c)	The principal occupation of the Reporting Person is chief executive officer of the Arjomand Group.

(d)	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United Arab Emirates.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds used in purchasing the securities beneficially owned by the Reporting Person was their personal funds.

On May 5, 2018, the Issuer (previously known as Capax Inc.) executed a share exchange agreement with the stockholders of Reborn Global Holdings, Inc. (“Reborn Global”) and Reborn Global, pursuant to which the Issuer issued to the Reporting Person, as a shareholder of Reborn Global, 171,868,053 shares of its Class A common stock and 16,666,667 shares of its Class B common stock, with the Reporting Person’s cost basis from Reborn Global of $500,000 carrying forward to such shares of the Issuer. Subsequently, all of such Class B common stock converted into Class A common stock, and the Company effected a 1 for 100 reverse stock split of the Class A common stock (now referred to as “Common Stock”).

On September 10, 2020, the Reporting Person bought 124,534,405 shares of Class A common stock and 12,076,395 shares of Class B common stock at $0.005 per share for a total of $683,054. Subsequently, all of such shares of Class B common stock converted into Class A common stock, and the Company effected a 1 for 100 reverse stock split of the Class A common stock (now referred to as “Common Stock”).

Item 4. Purpose of Transaction.

The Reporting Person purchased the Common Stock reported in this Schedule 13D for investment purposes.

Except as otherwise described in this Item 4 or in Item 6 of this Statement, the Reporting Person does not have any current plans or proposals which relate to or would result in: (a) the acquisition by his of additional securities of the Issuer, or the disposition of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to those enumerated above.

Item 5. Interests in Securities of the Issuer

(a) – (b) The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Person (based upon a total of 12,919,945 shares of Common Stock outstanding as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(8) on August 16, 2022) are as follows:

a)		Amount beneficially owned: 3,648,631	Percentage: 27.9%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	3,648,631
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	3,648,631
	iv.	Shared power to dispose or to direct the disposition of:	0

(c)	The Reporting Person has not effected any transactions of the Common Stock during the 60 days preceding the date of this report, except as described in Item 3 of this Schedule 13D which information is incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Common Stock reported herein.

Item 7. Exhibits

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 12, 2022

By:	/s/ Farooq M. Arjomand
Farooq M. Arjomand

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